

February 6, 2024

Christopher J. Thome
Vice President-Finance & Chief Financial Officer
Graham Corp
20 Florence Ave
Batavia, NY 14020

>   **Re: Graham Corp**
>   **Form 10-K for the Year Ended March 31, 2023**
>   **Form 10-Q for the Quarter Ended December 31, 2023**
>   **File No. 001-08462**

Dear Christopher J. Thome:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ending December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 25

1.   We note your adjustment for BN Performance Bonus to both adjusted EBITDA and adjusted net income. To the extent these bonuses are payable in cash, please tell us how you determined it is appropriate to exclude such amounts from your non-GAAP measures, and explain how this compensation differs from other cash bonuses paid to employees and management. Refer to Question 100.01 of the Non-GAAP C&DIs.

2.   You disclose adjusted EBITDA as a percentage of revenue without presenting the comparable GAAP measure of net loss as a percentage of revenue both here and in the Form 10-K. Please revise to present a comparable GAAP measure of net income as a percentage of revenue with equal or greater prominence. Refer to Question 102.10(a) of the Non-GAAP C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christina McLeod